                                                                  EXHIBIT (99.0)


FORWARD-LOOKING STATEMENTS

Certain statements contained in the pages of this web site, as well as other information provided from time to time by the Company or its employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words "anticipate," "believe," "estimate," "expect," "think," "should" and "objective" or similar expressions are intended to identify forward looking statements. The forward looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things:

- the success or failure of new product offerings
- the actions and financial condition of competitors and alliance partners
- changes in competitive pricing and bids in the marketplace
- changes in domestic conditions, including housing starts
- changes in foreign economic conditions, including currency fluctuations
- changes in laws and regulations
- changes in customer demand and fluctuations in the prices of and availability of purchased raw materials and parts.

Some or all of these factors are beyond the Company's control. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on such forward looking statements. The forward looking statements made herein are made only as of the date of this document and the Company undertakes no obligation to publicly update such forward looking statements to reflect subsequent events or circumstances.


OVERALL OUTLOOK

From Richard A. Meeusen, President and CEO of Badger Meter, Inc.:


Having completed a very strong second quarter, we are excited about the prospects for Badger Meter's future. Our sales of residential and commercial water meters remain strong, as does the demand for the related automated meter reading systems. Although the industrial markets have continued to lag, we have several new products, both recently released (such as the Radio Frequency Oil Management System) or in development. We expect that these products will have a favorable impact on our industrial meter sales. You can read about the second quarter results and some of these new products in the detail sections of this website.


Many of our strategic initiatives continue to generate positive results. In the water meter market, we are continuing our connectivity strategy, developing technologically-advanced water meter products and systems that communicate with a wide range of meter reading technologies. At the same time, we are rounding out our product line by developing products for specific market segments that we have not addressed in the past. These include non-leaded brass meters, lower-cost meters and systems, and other new offerings. We are working to develop new alliances that will enable us to access new technologies and new markets, such as our recently-announced alliance with Hydrometer GmbH of Ansbach, Germany.


In the industrial markets, we will continue to grow in our niche markets through a combination of new product development and strategic acquisitions. In accordance with this strategy, we completed two acquisitions during the second quarter. Data Industrial Corporation of Mattapoisett, Massachusetts, is a leading supplier of impeller flow sensors, which measure in-pipe flow in the industrial markets. This acquisition broadens Badger's line of industrial meters and enables us to offer another metering technology to our customers.


We also acquired SA MecaPlus Equipments of Nancy, France. MecaPlus is the largest supplier of automotive fluid systems in France and is one of Badger's largest customers for automotive fluid meters and metering systems. MecaPlus purchases meters, oil tanks, hoses, reels and other equipment, and assembles them into complete lubrication systems for use in measuring and dispensing automotive fluids. This acquisition will enable MecaPlus to expand its sales through Badger Meter's international sales organization and distribution channels in Europe.

Badger Meter remains focused on creating long-term shareholder value. With daily disclosures of accounting and financial problems in many large corporations, Badger is proud of our history of conservative and ethical business practices. We are pleased to see that many US corporations are adopting some of the policies that have been standard practices at Badger Meter for many years, including an active and independent Audit Committee, segregation of audit and non-audit services, a clear Code of Corporate Conduct (adopted and monitored by our Board's Compliance Committee) and conservative application of accounting principles.


We believe that Badger Meter has a strong future and can continue to provide solid, long-term value to our customers and shareholders.





Richard A. Meeusen
President and CEO


ABOUT OUR MARKETS

The majority of Badger Meter sales are in the water utility market of the United States and, to a lesser degree, in the country of Mexico. Badger Meter's position in the water utility market is that of a market share leader, providing meters and meter reading systems which are utilized by water utilities to generate utility bills, thus revenue. The utility products of Badger Meter are further classified by the specific market segments they serve, which include U.S. and Mexican water meters (residentialand commercial/industrial meters) and submetering (apartments and condominiums). In addition, Badger has a strong presence in several niche segments of the industrial flow measurement and control market, including research control valves, automotive fluid meters, electromagnetic meters for industrial and utility applications and traditional industrial meters utilized in various industrial applications. The outlook for these markets is discussed in the following sections.

                    Click on the selected market for further discussion:

--------------------------------------------------------------------------------

            DOMESTIC WATER                           VALVE MARKET
            METER MARKET
--------------------------------------------------------------------------------

            MEXICAN WATER                            AUTOMOTIVE
            METER MARKET                             FLUID MARKETS
--------------------------------------------------------------------------------
            OTHER INDUSTRIAL                         FINANCIAL
            METER MARKETS                            OUTLOOK
--------------------------------------------------------------------------------

                                    BACK
--------------------------------------------------------------------------------


DOMESTIC WATER METER MARKET

At the present time, approximately 11% of the water utility meter market has been converted to automatic meter reading ("AMR") systems. The majority of systems being installed in the water industry are drive-by radio frequency. Badger continues to be the leading supplier of AMR systems to the water industry. We believe that in the long- term, system installation of new meters and AMR products will assist utilities to fund required investments due to improved revenues and reduced expenses.


Click on the following to review related topics:


[ ] How large is the U.S. water meter market and how fast is it growing?

[ ] What is automatic meter reading (AMR)?

[ ] What is the AMR conversion rate, and why is it important to Badger Meter?

[ ] How does Badger compare to other companies in AMR shipments?

[ ] What is Badger's share of the U.S. market?

[ ] Why are housing starts important to Badger Meter?

[ ] Who are Badger Meter's major competitors in the U.S. water meter industry?

[ ] What is Badger Meter's current capacity for manufacturing water meters?

[ ] What new water meter products are being introduced by Badger Meter?

[ ] Who are Badger's major alliance partners and why are they important?



How large is the U.S. water meter market and how fast is it growing?

It is estimated that by the end of the year 2001 there were approximately 64,000,000 water meters used to generate revenue from residential and commercial applications across America. Of that total, 10% are installed in commercial locations.


Annually, an estimated 6 million water meters are sold in the United States. This includes about 1.3 million meters for new housing starts, 4 million meters for replacements, and the balance for AMR conversions. Historically, the growth rate has been about three percent.


The future growth of the water meter market in the United States could be significantly and favorably impacted by AMR conversions and by the impacts of water stress. Continued droughts and water shortages in many areas of the United States could result in similar increases in demand for water metering systems.


What is automatic meter reading (AMR)?

Automatic meter reading (AMR) refers to an automated process of collecting meter reading data. Traditionally, meter reading has been accomplished by utility personnel going to each meter location in order to read the meter and record the data. Automatic meter reading utilizes electronic components in conjunction with communication technology to automatically deliver the meter reading data for utility billing purposes. Automatic meter reading technologies include radio frequency, telephone and power line carrier. In the water utility industry, radio frequency meter reading has become the clear technology of choice currently in use.


What is the AMR conversion rate, and why is it important to Badger Meter?

The AMR conversion rate refers to the rate at which water utilities are changing their process of reading water meters from a manual method to an electronic method utilizing a communication technology such as radio frequency. It is currently estimated that through the year 2001 approximately 11% of water meters in the United States have converted to automatic meter reading. This means that approximately 89% of water meters in use, or more than 55 million, are yet to be converted to an AMR technology!


Water meter life cycles vary across the country. Some utilities annually change out a percentage of installed meters, thus ensuring that the installed base of meters is yielding a high rate of accuracy. As utilities change out water meters, it is logical to install automatic meter reading technologies that will improve customer relations and reduce expenses. The per-unit price of AMR-equipped meters is three to six times the price of non-AMR meters. As the provider of various automatic meter reading technologies, Badger expects to benefit as a growing number of water utilities recognize the value of converting to AMR.


How does Badger compare to other companies in AMR shipments?

For the fifth consecutive year, Badger Meter continues to lead the water utility industry in AMR shipments. Through 2001, BMI has sold 2,436,672 Recordall(R) water meters and RTR(R)'s installed in AMR applications. Without question, Badger Meter is the leading choice for product solutions as water utilities implement automatic meter reading.


According to the 2002 edition of "The Scott Report: AMR Deployments in America(C)" (a leading industry report on AMR deployments in all utility industries), AMR units shipped for the past five years by the top 10 vendors were as follows:


-----------------------------------------------------------------------------
* VENDOR              SHIPPED    SHIPPED    SHIPPED     SHIPPED    SHIPPED
                      IN `01      IN `00     IN `99     IN `98      IN `97
-----------------------------------------------------------------------------
Badger Meter          494,652    545,363    325,187     232,546    387,257
-----------------------------------------------------------------------------
Invensys              357,597    264,508    128,761     149,407    119,219
-----------------------------------------------------------------------------
Neptune               234,046    162,089     47,784     11,319     134,467
-----------------------------------------------------------------------------
Itron                 215,103     56,673    333,774     421,858    187,645
-----------------------------------------------------------------------------
RAMAR                 189,631     97,298     29,552      1,244        0
-----------------------------------------------------------------------------
ABB                   122,580     56,366     37,748     20,240      22,100
-----------------------------------------------------------------------------
Datamatic.com         83,960      57,532     3,922        150         0
-----------------------------------------------------------------------------
Master Meter          35,636        0         724          0          0
-----------------------------------------------------------------------------
Hexagram              16,873      11,640      520         875       1,650
-----------------------------------------------------------------------------
DCSI                   2,500      13,148       0           0        20,000
-----------------------------------------------------------------------------

* Taken From: The Scott Report: AMR Deployments in North America Copyright (C) 2002 by COGNYST Consulting, L.L.C., Pequannock, NJ 07440. All rights reserved.


What is Badger's share of the U.S. market?

Market share analysis needs to take into consideration utility meters and automatic meter reading. For the past three years, Badger Meter has consistently enjoyed a water meter market share of between 25 - 28% while our AMR market share averages more than 30%. One of the leading industry market reports on AMR deployments indicates that through 2001, Badger Meter was the overall market share leader with 35.4% of the total installed AMR market with 2.4 million units at 842 water utilities.


Why are housing starts important to Badger Meter?

Throughout the decade of the '90's, average annual housing starts were 1.374 million units. Since approximately 80% of these will be to homes served by municipal water supply, typically resulting in the installation of water meters, new housing is a significant portion of total annual meter sales.


Who are Badger Meter's major competitors in the U.S. water meter industry?

While Badger Meter enjoys the unique position as one of the largest independent producers of water meters and meter reading technologies in the world, we are certainly not without competitors. Over the course of the last two decades, several major international companies have acquired numerous water meter production facilities worldwide. Included as Badger's primary competitors in the United States are Neptune Technology Group, Inc. (previously, Schlumberger Industries Resource Management Division); Invensys Technologies (previously called Rockwell or Sensus) and the Water Meter Division of ABB Kent. Smaller competitors also include Master Meter, a subsidiary of ARAD from Israel, Hersey Meter and Metron-Farnier, LLC.


What is Badger Meter's current capacity for manufacturing water meters?

Similar to other manufacturing companies, any calculation of manufacturing capacity is a combination of multiple factors, including product mix, shifts worked, production bottlenecks, individual machine output, etc. In general terms, Badger Meter's historical capacity (prior to 2000) for water meter production was approximately 1.5 million meters per year. However, Badger Meter completed a major capacity expansion in 2000. This expansion included major expenditures for a facility addition in Milwaukee, Wisconsin, as well as significant expenditures for water meter manufacturing and assembly equipment in both the Milwaukee and the Nogales, Mexico facilities.


This expansion increased water meter manufacturing capacity to approximately 2.5 million meters per year. Actual water meter production in 2000 totaled 1.6 million meters, or approximately 65% of capacity. Assuming a consistent mix of products, management believes that water meter production and sales could increase significantly over the next few years with only minor investments in auxiliary manufacturing equipment.

What new water meter products are being introduced by Badger Meter?

COMPOUND SERIES WATER METERS: Badger Meter's Compound Series water meter line, sizes 2" through 6", measure the broadest flow range of meters used by water utilities. Typically used in well-populated buildings where water use varies throughout the day (such as hospitals, universities or apartment complexes), the compound meter provides remarkable low flow accuracy due to measurement through a positive displacement measurement chamber, as well as outstanding high flow accuracy due to incorporating an advanced turbine meter technology. The Recordall(R) compound series water meters use the same field-proven turbine technology as the Recordall Turbo Series meters.


One of the most significant features of the new compound series meter is a dramatic improvement in crossover accuracy. Crossover accuracy refers to the meter accuracy at flow rates changing from low flow to high flow and back to low flow through the two measuring elements. Coupled with this vast improvement in crossover accuracy is increased simplicity of design resulting in reduced maintenance in the field.


RET(TM): Most water utilities require connectivity to process control instrumentation. To simplify and improve the interface to process control equipment, Badger introduced the Recordall Electronic Transmitter (RET(TM)). The RET incorporates numerous improvements over other transmitting devices currently used in the water industry. The electronics are housed in a glass and copper package which utilizes the advanced sealing system of Badger's RTR(R), field-proven -- with millions of units in use throughout North America. The RET provides scaled and unscaled digital outputs and an optional 4-20 mA signal output. The RET is compatible with all Recordall(R) positive displacement, turbine and compound meters.


MAGNETOFLOW(R) ELECTROMAGNETIC METER: The commercial market segment within the water utility industry is benefiting from Badger's Magnetoflow(R) electromagnetic meter -- a sophisticated non-intrusive metering technology ideally suited to specific applications of water and wastewater utilities. By combining Magnetoflow electromagnetic meters with the Cybersensor(TM) AMR products, Badger is able to offer an exclusive capability to water and wastewater utilities for satellite reading of meters in remote or difficult locations.


CYBERSENSOR(TM) SATELLITE COMMUNICATION: Cybersensor technology incorporates satellite communication capability to provide automatic reporting of meter activity from any location. Data gathered via the Cybersensor technology is delivered to the utility via Cybersensor's Internet server. It's a real breakthrough in AMR technologies, and Badger Meter is Cybersensor's exclusive partner for the water market.


NEW ORION(R) RF SYSTEM: In June of 2002, Badger Meter previewed Orion, a new radio frequency based automatic meter reading system, at a major industry tradeshow. With the advanced Orion technology, utility customers can easily upgrade their meter reading system. Orion is designed for maximum flexibility to meet the various system and application needs of even the smallest water municipality.


No FCC licensing is required! Customers will get faster meter reading, greater accuracy and can eliminate the need for estimated readings. Plus, with optional features like leak detection and GPS mapping programs, customers can tailor Orion to fit their system's needs. AMR technology has never been more accessible to water utilities.


Orion(R) is a registered trademark of Badger Meter, Inc.


Who are Badger's major alliance partners and why are they important?

For almost one hundred years, Badger has been a leader in flow measurement technology as is evident by our strong market share within the water utility industry. We have strengthened our capability through alliances with other recognized leaders in flow measurement technology. Included in this group is H. Meinecke AG of Hannover, Germany, the world's largest producer of bulk water meters used in commercial applications. The alliance has developed turbine water meter technology that is world class.


Through a close alignment with Ames Company, Inc., Division of Watts Industries, Badger has developed a superior line of water meters for the utility fire service applications. These are water meters that are used in commercial and industrial buildings where fire protection systems are installed. Requirements for these meters include rigorous testing along with approval under and conformance to Underwriters Laboratories Inc. and Factory Mutual Insurance Co. standards.

In the field of AMR, Badger recognized the need to cooperate with industry leaders in communication technology in order to provide water utilities with product solutions that meet their needs. To that end, several alliances have been developed.
--------------------------------------------------------------------------------
[PHOTO]                                   For more than a decade,
                                          Badger Meter has had a distribution
                                          agreement with American Meter Company,
                                          marketing the TRACE(R) radio frequency
                                          AMR technology to the water utility
                                          industry.
--------------------------------------------------------------------------------
More recently, Badger Meter and Itron,                   [PHOTO]
Inc., the world's largest provider of
AMR products and systems, have executed
a joint marketing and distribution
agreement. Joint marketing efforts of
Badger and Itron have resulted in AMR
and meter system sales to major
utilities in the United States, such as
Philadelphia, Houston and Milwaukee.
--------------------------------------------------------------------------------
Cybersensor is the latest AMR technology added to Badger's portfolio. This advanced form of AMR via satellite communication is designed for use with remote, high-dollar revenue generating utility meters, and Badger Meter has exclusive rights to this technology in the water market. This advanced technology sets a new standard in AMR communication capability.

Badger Meter also has a marketing agreement with Honeywell DMC Services that will enable Badger to offer its customers not only meters and automatic meter reading technologies, but also a full line of related services including needs assessment, financing, implementation, meter reading and billing.
--------------------------------------------------------------------------------


MEXICAN WATER METER MARKET

Badger Meter has a significant installed based of automatic meter reading systems in Mexico, most notably in Mexico City. We expect to see opportunities in Mexican water meter markets as the new government moves forward in its efforts to improve the fresh water situation in Mexico. In February of 2001, Mexican President Vicente Fox stated that "the water problem in this country in the next ten years requires investments worth $30 billion." He further stated that one source of the funding "would be to charge real prices for water throughout our national territory." Such an initiative would require investments in metering systems. Badger is currently pursuing opportunities to sell water meters and related systems to various Mexican communities.



                                    [PHOTO]

OTHER INDUSTRIAL METER MARKETS

Badger Meter offers a wide range of flow meters for industrial applications. These meters include:


         - Research Control electromagnetic flow meters that measure extremely low flows, corrosive fluids, sanitary fluids and batching processes.


                                     [PHOTO]


         - Electromagnetic flow meters (under the name "Magnetoflow(R)") that measure a large variety of fluids used in various industries, including food and beverage, pharmaceutical, chemical and mining.


         - Oscillating piston meters that handle most fluids regardless of viscosity in areas such as batching, inventory control and process transfer of fluids.


         - Concrete meters and dispensing systems that are interfaced with computer batching systems to measure and add chemicals to concrete.

                                    [PHOTO]



Click on the following to review related topics:

[ ] What new industrial meter products are being introduced by Badger Meter?


What new industrial meter products are being introduced by Badger Meter?

The principal area for development in the Company's other industrial products is with the electromagnetic flow meters product line. The Company expects to introduce a new version of its Magnetoflow(R) product line later this year. The new model will have enhanced features for both the utility and industrial markets.



VALVE MARKET

Badger Meter offers a line of small valves under the name "Research Control(R) Valves." These valves are used to control the flow of fluids in a wide variety of applications in medical research, pharmaceutical production, food and beverage, petroleum, and heating, ventilation and air conditioning. These valves are sold throughout the world, with the largest sales in North America and Europe.


Click on the following to review related topics:


[ ] How large is the valve market and how fast is it growing?

[ ] What new valve products are being introduced by Badger Meter?


How large is the valve market and how fast is it growing?

It is difficult to ascertain Badger Meter's market share for control valves. Badger Meter participates in a niche market for small, precision control valves for research facilities and industrial process industries. Past studies have indicated that the Company has over a 65% market share in the domestic market and approximately a 15% market share of the world market for 1/4" diameter control valves. The same studies indicated that the Company has over a 50% market share of the domestic market and approximately a 10% market share of the world market for 1/2" diameter control valves.

North American (U.S. and Canada) demand for all industrial control valves reached $2.1 billion in 1998 representing the world's largest market for industrial control valves. North American demand for industrial control valves is projected to increase 6.0% a year to $2.8 billion in 2003. World demand for industrial control valves reached $10.1 billion in 1998. World demand for industrial control valves is projected to increase 6.2% a year to $13.4 billion in 2003.


What new valve products are being introduced by Badger Meter?

Badger Meter acquired a small product line of magnetic flow meters for low flows in the latter part of 2000. The low flow magnetic flow meters are an ideal compliment to the Research Control valves. The Research Control Mag was launched in the first quarter of 2001.


Badger Meter recently introduced a new actuator for its larger size valves (3/4" to 2"). There were some industrial applications where the performance of our current actuator was not sufficient to produce enough shut-off force. The new actuator produces over 60 square inches of shut-off force, which is nearly double the capacity of the current model.


Badger Meter is currently developing products to further update its line of electric valve actuators and to address the growing market for intelligent valve positioners.


AUTOMOTIVE FLUIDS MARKET

Badger Meter serves the automotive fluids market with a full line of meters that measure and dispense automotive fluids such as oil, grease and transmission fluids. These meters are used in industrial applications throughout the world and are marketed through approximately 25 OEM's in North America and Europe - the two largest markets for our products.


Click on the following to review related topics:


[ ] How large is the automotive fluids market and how fast is it growing?

[ ] What new automotive fluids products are being introduced by Badger Meter?


How large is the automotive fluids market and how fast is it growing?

The domestic market for Badger Meter's automotive fluids products is estimated at just over $10 million annually while the world market is estimated at approximately $20 million annually. The Company estimated its current market share to be approximately 50% in both the domestic and world markets. The annual growth rate for the automotive fluids market is estimated at less than 5%.


What new automotive fluids products are being introduced by Badger Meter?

Badger recently introduced both an advanced series and a standard series Electronic Preset Meter (EPM). Additionally, Badger Meter Europe has introduced a new radio frequency oil management system (RF-OMS) which greatly improves the control and management of automotive fluid products. A U.S. version of the product is expected to be released later this year.


Badger expects to release the new Oval Gear Junior (OG-JR), a low-feature, end-of-hose meter, handle, swivel and nozzle configuration, later in the year.


FINANCIAL OUTLOOK

Earnings for the first and second quarters of 2002 have rebounded from those same periods in 2001 due to stronger sales of residential and commercial water meter products. Markets for our industrial products remain sluggish. While the timing of the recovery of the industrial markets is uncertain, we anticipate that our sales will continue to track their overall industries.

                  We continue to believe the long-term outlook for Badger Meter is positive. Our utility product line has excellent future growth potential as we continue to pursue new sales opportunities and develop new products. The new products include a recently introduced series of non-leaded water meters and the planned introduction of a low-cost AMR product later in the year. Long-term, automatic meter reading continues to be our most significant growth opportunity, with only 10% of existing meters currently converted to this type of system.

In the second quarter of 2002, the Company completed two acquisitions: Data Industrial Corporation of Mattapoisett, Massachusetts, and Meca Plus Equipements of Nancy, France. The acquisitions are consistent with our strategy to expand our line of industrial products for niche markets. They also provide synergies with Badger Meter's product offerings. While the acquisitions contributed minimally to earnings in the second quarter, we expect a favorable impact from both of these companies in future quarters.

We believe these opportunities, combined with our strong balance sheet, position Badger Meter for continued success in the future. We have the resources and sufficient manufacturing capacity to support our future growth.

We are confident that Badger Meter has the products and services to answer our customers' needs. We are also confident that our marketplace will provide us with growth opportunities as we move forward.